Filed by STERIS plc
Commission File No.: 001-38848
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Cantel Medical Corp.
Commission File No.: 001-31337
Date: 04/12/2021

April 12, 2021

Dear Cantel Employees:

Since we last reached out to you to share the news of our CEO succession plan in February, we have been very busy behind the scenes working to successfully close the acquisition on schedule.  We realize you may have more questions than we have answers at this point, but it is important that we work through the process which limits what we can share before we close.

In the meantime, we want to reiterate how excited we are to combine our two great companies.  We are a very good fit, with both businesses focused on infection prevention for a wide array of Healthcare Customers.  Combined, we will offer a broader set of Customers a more diversified selection of infection prevention and procedural products and services.

Over the past months, we have successfully navigated several key hurdles toward closing the acquisition, including U.S antitrust review.  We still have additional closing conditions to complete, including a Cantel shareholder vote, which is scheduled for April 29.  We are in the beginning phases of planning for integration, and while it is still too soon for us to know the exact impact to specific employees of STERIS and Cantel, we can tell you that we abhor layoffs and work to fill open positions created by growth in lieu of laying off people.  We are fortunate in this instance as both companies have slowed hiring significantly due to the pandemic and expect to have opportunities for significant growth in the future.  However, there are always some redundancies with integration of companies that cannot be taken care of by growth.  In that case, we try to give as much upfront warning as we can and provide reasonable severance and outplacement programs.  As you might expect, our companies are similar in terms of total awards offered to our people, including competitive compensation, healthcare benefits, paid-time off, holidays, annual merit, and incentive plans. There are some differences that we will work out at the appropriate time.

As you have heard from your leadership, it remains business as usual until the integration process begins, and both STERIS and Cantel need to remain focused on serving their Customers.  As excited as we all are to start working together, we must continue to operate independently until we close.  We are still working toward a closing by June 30, 2021, which is the end of STERIS’s first fiscal quarter.  As we get closer to closing, we will provide updates on integration teams from both companies and next steps as appropriate.

We believe the combination of Cantel and STERIS will create significant opportunities for improved products and services for our Customers, growth for our people, and value for our shareholders, and we look forward to all we will accomplish together.

Best,

Walt Rosebrough, President and CEO	Dan Carestio, COO and incoming CEO

No Offer or Solicitation

This announcement is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, STERIS filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF STERIS AND CANTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION. The final proxy statement/prospectus was mailed to stockholders of Cantel beginning April 1, 2021. Investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from Cantel at Cantel’s website, www.cantelmedical.com, or by contacting Cantel’s Investor Relations Department at (973) 890-7220, or from STERIS at its website, www.STERIS.com, or by contacting STERIS’s Investor Relations Department at (440) 392-7245.

Participants in Solicitation

STERIS, Cantel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning STERIS’s participants is set forth in the proxy statement, filed June 5, 2020, for STERIS’s 2020 annual general meeting as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Information concerning Cantel’s participants is set forth in the proxy statement, filed November 18, 2020, for Cantel’s 2020 annual meeting of shareholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Additional information regarding the interests of such participants in the solicitation of proxies, including direct and indirect interests, in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws about STERIS, Cantel and the proposed transaction. Forward-looking statements speak only as to the date the statement is made and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “orders,” “backlog,” “comfortable,” “trend”, and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. These forward-looking statements are based on our respective management’s current expectations, estimates or forecasts about our businesses, the industries in which we operate and current beliefs and assumptions of management and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many important factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. No assurances can be provided as to any result or the timing of any outcome regarding matters described in STERIS’s or Cantel’s securities filings or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, cost reductions, business strategies, earnings or revenue trends or future financial results. Unless legally required, STERIS and Cantel do not undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. These risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

•          the failure to obtain Cantel’s stockholder approval of the proposed transaction;

•          the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction;

•          delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction;

•          the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated;

•          the occurrence of any event that could give rise to termination of the merger agreement;

•          the risk that shareholder/stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability;

•          risks related to the disruption of the proposed transaction to STERIS, Cantel and our respective managements;

•          risks relating to the value of the STERIS shares to be issued in the transaction;

•          the effect of announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties;

•          the impact of the COVID-19 pandemic on STERIS’s or Cantel’s operations, performance, results, prospects, or value;

•          STERIS’s ability to achieve the expected benefits regarding the accounting and tax treatments of the redomiciliation to Ireland (“Redomiciliation”);

•          STERIS’s ability to achieve the expected benefits regarding the accounting and tax treatments of the proposed transaction;

•          operating costs, Customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, Customers, clients or suppliers) being greater than expected following the Redomiciliation;

•          STERIS’s ability to meet expectations regarding the accounting and tax treatment of the Tax Cuts and Jobs Act (“TCJA”) or the possibility that anticipated benefits resulting from the TCJA will be less than estimated;

•          changes in tax laws or interpretations that could increase our consolidated tax liabilities, including changes in tax laws that would result in STERIS being treated as a domestic corporation for United States federal tax purposes;

•          the potential for increased pressure on pricing or costs that leads to erosion of profit margins;

•          the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated;

•          the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including without limitation any of the same relating to FDA, EPA or other regulatory authorities, government investigations, the outcome of any pending or threatened FDA, EPA or other regulatory warning notices, actions, requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product or service introductions, affect the production, supply and/or marketing of existing products or services or otherwise affect STERIS’s or Cantel’s performance, results, prospects or value;

•          the potential of international unrest, economic downturn or effects of currencies, tax assessments, tariffs and/or other trade barriers, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs;

•          the possibility of reduced demand, or reductions in the rate of growth in demand, for STERIS’s or Cantel’s products and services;

•          the possibility of delays in receipt of orders, order cancellations, or delays in the manufacture or shipment of ordered products or in the provision of services;

•          the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS’s and Cantel’s businesses, industry or initiatives including, without limitation, those matters described in STERIS’s and Cantel’s respective Annual Reports on Form 10-K for the year ended March 31, 2020 and July 31, 2020, respectively and other securities filings, may adversely impact STERIS’s and/or Cantel’s performance, results, prospects or value;

•          the impact on STERIS and its operations, or tax liabilities, of Brexit or the exit of other member countries from the EU, and STERIS’s ability to respond to such impacts;

•          the impact on STERIS, Cantel and their respective operations of any legislation, regulations or orders, including but not limited to any new trade or tax legislation, regulations or orders, that may be implemented by the U.S. administration or Congress, or of any responses thereto;

•          the possibility that anticipated financial results or benefits of recent acquisitions, including the acquisition of Key Surgical, or of STERIS’s restructuring efforts, or of recent divestitures, or of restructuring plans will not be realized or will be other than anticipated;

•          the effects of contractions in credit availability, as well as the ability of STERIS’s and Cantel’s Customers and suppliers to adequately access the credit markets when needed;

•          STERIS’s ability to complete the acquisition of Cantel, including the fulfillment of closing conditions and obtaining financing, on terms satisfactory to STERIS or at all; and

•          other risks described in STERIS’s and Cantel’s respective most recent Annual Reports on Form 10-K and other reports filed with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law. This cautionary statement is applicable to all forward-looking statements contained in this communication.